21 April 2017

National Grid plc – Board Committee Changes

In accordance with Listing Rule 9.6.11R National Grid plc announces that following the appointment of Pierre Dufour, Paul Golby, Non-executive Director of the National Grid plc Board will be stepping down as a member of the Remuneration Committee with effect from 16 May 2017. Paul will continue as a member of the Audit and Nominations Committees and Chairman of the Safety, Environment and Health Committee. Also further to Pierre Dufour’s appointment Andrew Bonfield, Finance Director of National Grid plc, is stepping down as a member of the Safety, Environment and Health Committee effective from today. Andrew will continue as a member of the Finance Committee.

Contact: Ceri James, Company Secretarial Assistant (020 7004 3116)